COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Computation for Determination of Customer Account Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2015

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

COMMERCE BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Commerce Bank)

Computation for Determination of Proprietary Account of Broker Dealers
Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2015

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraphs (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.